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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                  [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                     FOR THE FISCAL YEAR ENDED JUNE 30, 2000

                                       OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D)
                      OF THE SECURITIES EXCHANGE ACT OF 1934


                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                           Commission File No. 1-12833


                                    TXU CORP.


               Energy Plaza, 1601 Bryan, Dallas, Texas 75201-3411


           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


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                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
FINANCIAL STATEMENTS

     The following statements are furnished for the Plan:

          Statements of Financial Condition at June 30, 2000 and 1999........  3

          Statements of Income and Changes in Plan Equity for the
            years ended June 30, 2000, 1999 and 1998.........................  4

          Notes to Financial Statements......................................  5

          Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this plan.


INDEPENDENT AUDITORS' REPORT.................................................  9

PLAN ADMINISTRATOR'S SIGNATURE............................................... 10

EXHIBIT

    The following exhibit is filed herewith:

          Independent Auditors' Consent...................................... 11

                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                        STATEMENTS OF FINANCIAL CONDITION

                                                                                       June 30,
                                                                                -----------------------
     ASSETS AND PLAN EQUITY                                                        2000        1999
                                                                                   ----        ----

Investment in Securities of Participating Employer --
  Common stock of TXU Corp.,
  At fair value as determined by quoted market prices
  (Historical cost: 2000 -- $25,310,064; 1999 -- $21,739,933 (Note 4)........   $20,156,117  $24,529,573

Dividends receivable.........................................................       409,955      340,376

Interest receivable..........................................................           174           54

Cash and cash equivalents....................................................        31,881       13,023
                                                                                -----------  -----------

     Total Assets and Plan Equity............................................   $20,598,127  $24,883,026
                                                                                ===========  ===========


See accompanying Notes to Financial Statements.

                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                                                    For the Year Ended June 30,
                                                              --------------------------------------
                                                                 2000          1999          1998
                                                                 ----          ----          ----
Additions (deductions):
  Net investment income:
    Dividends on common stock of TXU Corp. ..................$ 1,591,182   $ 1,340,506   $ 1,134,883
    Interest.................................................     18,986        12,573         9,817
                                                             -----------   -----------   -----------
        Net investment income................................  1,610,168     1,353,079     1,144,700
                                                             -----------   -----------   -----------

  Appreciation (depreciation) of investments (Note 4)........ (7,955,545)     (168,243)    3,701,127

  Contributions and deposits (Note 5):
    Participating employees' salary deferrals................  1,882,900     1,560,650     1,285,409
    Employer matching and incentive awards...................  6,060,350     4,297,975     4,033,114
                                                             -----------   -----------   -----------
        Total contributions and deposits.....................  7,943,250     5,858,625     5,318,523
                                                             -----------   -----------   -----------

          Total additions....................................  1,597,873     7,043,461    10,164,350
                                                             -----------   -----------   -----------

Withdrawals, lapses and forfeitures:
  Distributions to participants (Note 6).....................  5,584,859     4,567,049     3,469,831
  Distributions to plan sponsor..............................         --         6,188         9,700
  Reversions.................................................    297,913        18,244       104,595
                                                             -----------   -----------   -----------
        Total withdrawals, lapses and forfeitures............  5,882,772     4,591,481     3,584,126
                                                             -----------   -----------   -----------

          Net additions (deductions)......................... (4,284,899)    2,451,980     6,850,224

Plan Equity, Beginning of Year............................... 24,883,026    22,431,046    15,850,822
                                                             -----------   -----------   -----------

Plan Equity, End of Year ....................................$20,598,127   $24,883,026   $22,431,046
                                                             ===========   ===========   ===========


See accompanying Notes to Financial Statements.

                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.   Name Change -- In May 2000, Texas Utilities Company (TXU or the Company)
     -----------
     changed its corporate name to TXU Corp. In connection with that change, the Deferred and Incentive Compensation Plan of the Texas Utilities Company System was changed to the TXU Deferred and Incentive Compensation Plan.

2.   Plan Description -- The TXU Deferred and Incentive Compensation Plan (Plan)
     ----------------
     allows elected officers of the Company or a participating subsidiary of the Company (Employer-Company) with the title of Vice President or above to defer a percentage of their compensation not to exceed a maximum percentage determined by the Organization and Compensation Committee of the Board of Directors of the Company (the Committee) for each plan year and, in any event, not to exceed 15% of the participant's compensation. The Companies will make a matching award equal to 150% of the deferred compensation. In addition, the Committee also provides awards under the Annual Incentive Plan with 50% of any such awards treated as incentive awards under this Plan. Amounts credited to a participant's account are invested in shares of common stock of the Company. On the expiration of the applicable maturity period (3 years for incentive awards and 5 years for deferrals and matching awards) the value of the participant's account is paid in cash. To the extent that the amounts maturing under the Plan combined with the eligible employee's other remunerations exceeds $1,000,000, the maturity period shall be extended. In the event a participant's employment is terminated because of death or permanent and total disability, all amounts in the participant's account shall mature immediately. If the participant terminates employment prior to the end of a Plan Year, the deferred amount and company match will be recomputed as of the termination date. In the event a participant's employment is terminated by retirement, the participant will receive a distribution of his account at the end of the applicable maturity period. If the participant terminates employment by retirement prior to the end of a Plan year, the participant may have previously elected to accelerate the balance of salary reductions. In the event a participant's employment is terminated because of reasons other than death, disability or retirement, all rights to any performance units for maturity periods not yet completed shall be forfeited to the Company (as Plan Sponsor) except for amounts deferred by the participant and six percent per annum interest on those amounts which is the minimum return for all participants of the Plan.

     The number of participants (current and former employees) at June 30, 2000, 1999 and 1998 were 75, 66 and 42, respectively.

3.   Summary of Significant Accounting Policies:
     ------------------------------------------

     Basis of Accounting -- The financial statements of the Plan are prepared
     -------------------
     under the accrual method of accounting.

     Use of Estimates -- The preparation of financial statements requires the
     ----------------
     use of significant estimates and assumptions by management. Actual results could differ from those estimates.

     Expenses -- All costs and expenses of the Plan and its administration,
     --------
     except expenses incurred in the acquisition or liquidation of investments, are paid by the Employer-Companies.

                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                          NOTES TO FINANCIAL STATEMENTS

4.   Plan Investments -- The cost, market value and appreciation (depreciation)
     ----------------
     of investments at and for the years ended June 30, 2000, 1999 and 1998 are as follows:

                                                       Number of    Historical    Market     Appreciation
                                                         Shares        Cost        Value    (Depreciation)
                                                         ------        ----        -----    --------------
     June 30, 2000:
          Common stock of TXU Corp....................  683,260(a)  $25,310,064  $20,156,117  $(7,955,545)

     June 30, 1999:
          Common stock of TXU Corp....................  591,960(b)  $21,739,933  $24,529,573  $  (168,243)

     June 30, 1998:
          Common stock of TXU Corp....................  531,845(c)  $19,097,008  $22,138,005  $ 3,701,127


------------------------
(a)Represents 0.26% of the outstanding shares of common stock of TXU Corp. (264,078,369 at June 30, 2000), except expenses incurred in the acquisition or disposition of investments.

(b)Represents 0.21% of the outstanding shares of common stock of TXU Corp. (280,875,819 at June 30, 1999).

(c)Represents 0.19% of the outstanding shares of common stock of TXU Corp. (279,572,743 at June 30, 1998).

The investment in the Company's common stock (stated in terms of performance units for each participant) is stated at market value based upon the last reported sale prices on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis.

Net plan investment values at June 30, 2000, 1999 and 1998 were $29.50, $41.44 and $41.62 per unit, respectively.

                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                          NOTES TO FINANCIAL STATEMENTS

5.   Plan Contributions -- Contributions by Employer-Companies and participating
     ------------------
     employees' salary deferrals for the years ended June 30, 2000, 1999 and 1998 are as follows:

                                    Participating  Contributions
                                       Employees'   by Employer-    Total
           Employer-Companies      Salary Deferrals  Companies  Contributions
          --------------------     ----------------  ---------  -------------

                                      2000
                                      ----

     TXU Corp. ......................  $  240,000  $  999,000  $1,239,000
     TXU Services and Others.........   1,103,500   3,406,750   4,510,250
     TXU Electric Company............     539,400   1,654,600   2,194,000
                                       ----------  ----------  ----------
         Total.......................  $1,882,900  $6,060,350  $7,943,250
                                       ==========  ==========  ==========

                                      1999
                                      ----

     TXU Corp. ......................  $  264,750  $  874,625  $1,139,375
     TXU Services and Others.........     871,950   2,294,925   3,166,875
     TXU Electric Company............     423,950   1,128,425   1,552,375
                                       ----------  ----------  ----------
         Total.......................  $1,560,650  $4,297,975  $5,858,625
                                       ==========  ==========  ==========

                                      1998
                                      ----

     TXU Corp. ......................  $  205,659  $  783,489  $  989,148
     TXU Services and Others.........     515,150   1,568,225   2,083,375
     TXU Electric Company............     564,600   1,681,400   2,246,000
                                       ----------  ----------  ----------
         Total.......................  $1,285,409  $4,033,114  $5,318,523
                                       ==========  ==========  ==========

     The contribution for incentive awards amounted to $3,236,000, $1,957,000 and $2,105,000 for the Plan Years ended June 30, 2000, 1999 and 1998, respectively.

6.   Plan Distributions -- During the year ended June 30, 2000, two participants
     ------------------
     terminated from the Plan and one retired. The value of performance units including dividend credits was distributed to the terminated participants in the amount of $61,767. A reversion of the account due to retirements resulted in a return to the Company in the amount of $297,913. Maturing in June 2000 were employee salary deferrals and matching awards for the Plan Year ended June 30, 1996 and the incentive awards made for the Plan Year ended June 30, 1998. The distribution of matured deferrals and/or awards of $4,877,636 represents the net proceeds obtained by the Trustee upon sale of the associated assets (common stock of the Company) in July 2000.

     Maturing in June 1999 were employees' salary deferrals and matching awards made for the Plan Year ended June 30, 1995 and the incentive awards made for the Plan Year ended June 30, 1996.

                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                          NOTES TO FINANCIAL STATEMENTS

     The distribution of matured deferrals and/or awards of $5,523,092 represents the net proceeds obtained by the Trustee upon sale of the associated assets (common stock of the Company) in July 1999. Terminations from the Plan resulted in net reversions for the Plan of $18,244.

     Maturing in June 1998 were employees' salary deferrals and matching awards made for the Plan Year ended June 30, 1994 and the incentive awards made for the Plan Year ended June 30, 1996. The distribution of matured deferrals and/or awards of $4,086,849 represents the net proceeds obtained by the Trustee upon sale of the associated assets (common stock of the Company) in July 1998. Terminations from the Plan resulted in net reversions for the Plan of $104,595.

7.   Federal Income Taxes -- It is intended, and the Company has been advised,
     --------------------
     that: the Plan does not meet the requirements of a tax-qualified plan under
     Section 401(a) of the Internal Revenue Code; the Trust established thereunder is not exempt from federal income taxes under Section 501(a); and the Company will be provided a corresponding federal income tax deduction for the amount of income recognized by the participant by reason of distributions under the Plan.

     Based on the Internal Revenue Code and regulations promulgated thereunder:

     (a) A participant's elective deferrals under the Plan, matching awards, incentive awards, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

     (b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not includable in the participant's income until paid or otherwise made available to the participant.

     (c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

8.   Plan Termination -- The Company's Board of Directors may amend, terminate,
     ----------------
     or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the amendment's effective date. Upon Plan termination, all amounts credited to a participant's account shall be deemed to have matured, as described in the Plan document.

INDEPENDENT AUDITORS' REPORT


Organization and Compensation Committee,
 TXU Deferred and Incentive Compensation Plan:

We have audited the statements of financial condition of the TXU Deferred and Incentive Compensation Plan (the "Plan") as of June 30, 2000 and 1999, and the related statements of income and changes in plan equity for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at June 30, 2000 and 1999, and the related plan income and changes in plan equity for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Dallas, Texas
August 17, 2000

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    TXU DEFERRED AND INCENTIVE COMPENSATION PLAN


                                         By     /s/ Peter B. Tinkham
                                           -------------------------------------
                                                   Plan Administrator
                                         Organization and Compensation Committee

September 27, 2000